Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

November 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                                                                             Liberty Media Corporation

Registration Statement on Form S-4 (File No. 333-221160)

Ladies and Gentlemen:

Liberty Media Corporation (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 (the “Filing”) of the Issuer to 10:00 AM (New York City time) on November 7, 2017, or as soon as practicable thereafter.

Very truly yours,

Liberty Media Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President, Deputy
General Counsel and Assistant Secretary